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                                                                 Exhibit (a)(14)


          GARTNERGROUP ANNOUNCES A FIVE-DAY EXTENSION OF DUTCH AUCTION

Stamford, Conn. - August 24, 1999 - Gartner Group, Inc. (NYSE: IT), the world's leading authority on information technology (IT), today announced that it will extend the tender period of the previously announced "Dutch Auction" tender offer through end-of-day Tuesday, August 31, 1999 (ending at midnight, Eastern Daylight Time). The tender offer commenced on July 27, 1999 and was expected to expire, unless extended, at the end of today, August 24, 1999, at midnight Eastern Daylight Time. The tender period is being extended as a result of today's separate announcement of a five percent reduction in GartnerGroup's workforce in order to reinvest in the Company's recently announced e-business initiatives. This additional time period is intended to allow appropriate dissemination of this information pursuant to applicable securities laws.


As previously announced on July 26, 1999, and in connection with its spin-off from IMS Health (NYSE: RX), GartnerGroup will repurchase approximately 20 percent of its outstanding stock. The stock repurchase will be conducted via a tender offer and via open market purchases.


As part of the Dutch Auction, GartnerGroup will repurchase 15,700,000 shares of Class A Common Stock and Class B Common Stock in the same proportion as the number of shares of each class outstanding, or 9,600,000 shares of Class A Common Stock (61 percent) and 6,100,000 shares of Class B Common Stock (39 percent). The shares of each class of Common Stock shall be purchased at a price not less than $21.00 and not more than $24.00 per share, as specified by the tendering stockholders. If stockholders do not tender shares in the proportions set forth above, the company will only purchase the largest number of properly tendered shares of each class that will enable it to maintain these proportions.



Credit Suisse First Boston Corporation is serving as the dealer manager for the tender offer and Morrow & Co., Inc. is serving as information agent. Any questions regarding the Dutch Auction may be directed to the information agent at (800) 662-5200 for banks and brokerage firms and (800) 566-9061 for stockholders. Stockholders may also contact their broker, dealer, commercial bank or trust for assistance concerning the offer.


About GartnerGroup

As the world's leading authority on IT, GartnerGroup provides clients with a wide range of products and services in the areas of IT advisory services, measurement, research, decision support, analysis and consulting. Founded in 1979, with headquarters in Stamford, Conn., GartnerGroup is at the center of a global community serving Fortune 1000 companies from 80 locations worldwide. GartnerGroup's unique capabilities and resources help bring clarity to the direction of the world's hottest and most volatile industry. Additional information about the company is available on the World Wide Web at www.gartner.com.

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